Exhibit 99.1

TIKCRO TECHNOLOGIES LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

IN U.S. DOLLARS

- - - - - - - -

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
Tikcro Technologies Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Tikcro Technologies Ltd. ("the Company") as of December 31, 2019 and 2020, the related statements of operations, changes in shareholders' equity and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2020 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Somekh Chaikin

Member Firm of KPMG International

We have served as the Company’s auditor since 2020.

Tel Aviv, Israel

Date: April 28, 2021

TIKCRO TECHNOLOGIES LTD.
BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2019	2020
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$4,273	$3,860
Restricted cash	83	23
Accounts receivable (Note 3)	40	57

Total current assets	4,396	3,940

Property and equipment, net (Note 4)	26	-

Total assets	$4,422	$3,940

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES (Note 8)	$200	$193

Total liabilities	200	193

COMMITMENTS AND CONTINGENT LIABILITIES (Note 5)

SHAREHOLDERS' EQUITY (Note 6):
Share capital -
Ordinary shares no par value - Authorized: 90,000,000 shares at December 31, 2019 and 2020; Issued: 11,325,912 at December 31, 2019 and 2020; Outstanding: 9,878,861 at December 31, 2019 and 2020.	-	-
Additional paid-in capital	147,957	147,960
Treasury shares, at cost, 1,447,051 Ordinary shares at December 31, 2019 and 2020	(1,065)	(1,065)
Accumulated deficit	(142,670)	(143,148)

Total shareholders' equity	4,222	3,747

Total liabilities and shareholders' equity	$4,422	$3,940

The accompanying notes are an integral part of the financial statements.

TIKCRO TECHNOLOGIES LTD.

STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share and per share data

	Year ended
	December 31,
	2019	2020

Operating costs and expenses:

Research and development expenses	$(442)	$-
General and administrative expenses	(581)	(513)

Operating loss	(1,023)	(513)
Financial income, net (Note 8b)	94	35

Net Loss	$(929)	$(478)

Loss per share:

Basic and diluted net loss per share	$(0.09)	$(0.05)

Total Net Loss	$(929)	$(478)
Weighted average number of shares used in computing basic and diluted loss per share	9,878,861	9,878,861

TIKCRO TECHNOLOGIES LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Outstanding		Additional			Total
	Ordinary shares		paid-in	Treasury	Accumulated	shareholders'
	Number	Amount	capital	shares	deficit	Equity

Balance at January 1, 2019	9,878,861	$-	$147,953	$(1,065)	$(141,741)	$5,147

Stock based compensation	-		4	-	-	4
Net loss	-			-	(929)	(929)

Balance at December 31, 2019	9,878,861	-	147,957	(1,065)	(142,670)	4,222
Stock based compensation	-	-	3	-	-	3
Net loss	-	-	-	-	(478)	(478)

Balance at December 31, 2020	9,878,861	-	147,960	(1,065)	(143,148)	3,747

The accompanying notes are an integral part of the financial statements.

TIKCRO TECHNOLOGIES LTD.
STATEMENTS OF CASH FLOWS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2019	2020
Cash flows from operating activities:

Net Loss	$(929)	$(478)
Adjustments required to reconcile net loss to cash used in operating activities:
Depreciation of property and equipment	32	-
Stock based compensation	4	3
Decrease (increase) in account receivables	12	(17)
Profit from the sale of property and equipment	(17)	(8)
Decrease in current liabilities	(100)	(7)

Net cash used in operating activities	(998)	(507)

Cash flows from investing activities:

Proceeds from short-term deposit	4,937	-
Proceeds from sale of property and equipment	61	34
Purchase of property and equipment	(2)	-

Net cash provided by investing activities	4,996	34

Increase (decrease) in cash, cash equivalents and restricted cash	3,998	(473)
Cash ,cash equivalents and restricted cash at the beginning of the year	358	4,356

Cash,cash equivalents and restricted cash at the end of the year	$4,356	$3,883

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the statement of cash flow that sum to the total of the same such amounts shown in the balance sheet:

	December 31,
	2019	2020
Cash and cash equivalents	$4,273	$3,860
Restricted cash	83	23
Total cash,cash equivalents and restricted cash shown in the statement of cash flow	$4,356	$3,883

The accompanying notes are an integral part of the financial statements.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

Tikcro Technologies Ltd. ("the Company" or "Tikcro") was incorporated in 1999, under the laws of Israel.

Until the fourth quarter of 2019, the Company was engaged in biotechnology development of projects originated in Israeli academic centers. The Company developed certain antibodies in selection and pre-clinical trials with a focus on antibodies blocking immune modulators for cancer treatment. In the fourth quarter of 2019, the Company closed its laboratory facilities and ceased pre-clinical development efforts, prior to promoting a commercial production process, due to the significant expected costs associated with production and clinical trials, as well as the evolution of the immune therapy antibody market and other competing drug candidates. The Company explores strategic opportunities for this antibody program and explored the best course of action for Tikcro, including to attempt to merge or effect a business combination with an operating entity in another area of operations or to distribute its net cash to its shareholders. See also note 9.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation:

The financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"), applied consistently.

b.	Use of estimates:

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

c.	Financial statements in U.S. dollars:

A substantial portion of the Company's cash flow transactions is incurred in dollars. Investing activities and equity transactions are made in dollars. The Company's management believes that the dollar is the currency of the primary economic environment in which the Company operates. Thus, the functional and presentation currency of the Company is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into U.S. dollars in accordance with Accounting Standards Codification ("ASC") No. 830. All transaction gains and losses of the re-measurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Cash and cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less.

e.	Restricted cash

Restricted cash as of December 31, 2019 is mainly in respect of collateral for an office facility operating lease agreement. Restricted cash as of December 31, 2020 is  in respect of withdrawal by a bank in the United States due to low activity in the account.

f.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated on the straight-line basis over the estimated useful life of the assets at the following annual rates:

%
Office equipment	20
Laboratory equipment	15 – 33

Impairment of long lived assets:

Property and equipment subject to amortization are reviewed for impairment in accordance with ASC No. 360, "Accounting for the Impairment or Disposal of Long-Lived Assets," whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2020, and 2019, no impairment losses were recorded.

g.	Research and development expenses:

Research and development expenses include funding for early-stage biotechnology projects performed by the Company and third-party research facilities, and are charged to the statement of operations, as incurred.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Income taxes:

The Company accounts for income taxes in accordance with ASC No. 740, "Income Taxes". This ASC prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is not more likely than not that a portion or all of the deferred tax assets will be realized.

j.	Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC No. 718, "Compensation-Stock Compensation". ASC No. 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's income statements.

The Company recognizes compensation cost for an award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award, provided that the cumulative amount of compensation cost recognized at any date at least equals the portion of the grant-date value of such award that is vested at that date.

The Company estimates the fair value of stock options granted using the Black-Scholes  option-pricing model. The option-pricing model requires a number of assumptions, of which the most significant are, expected stock price volatility, and the expected option term. The Company grants restricted shares and values them based on the market value of the underlying shares at the date of grant. In 2019, the Company granted options, see Note 6. No options or restricted shares were granted in 2020.

The weighted-average estimated fair value of employee stock options granted during the year ended December 31, 2019 was 0.11 per option, using the Black–Scholes option pricing formula. Fair values were estimated using the following assumptions (annualized percentages):

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Year ended December 31,
2019

Dividend yield	0
Expected volatility	53.1%
Risk-free interest	1.6%
Expected life (years)	4.5-6

The volatility was measured according to the average volatility of similar companies' stock since the Company's stock is traded in low frequency. The risk free interest rate assumption is the implied yield currently available on United States treasury zero-coupon issues with a remaining term equal to the expected life of the Company's options. The dividend yield assumption is based on the Company's historical experience and expectation of no future dividend payouts and may be subject to substantial change in the future.

k.	Fair value Measurements:

The Company measures its investments at fair value. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Other inputs that are directly or indirectly observable in the marketplace, other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets with insufficient volume or infrequent transactions, or other inputs that are observable (model-derived valuations in which significant inputs are observable), or can be derived principally from or corroborated by observable market data.

Level 3 - Unobservable inputs which are supported by little or no market activity and significant to the overall fair value measurement.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Basic and diluted net loss per share:

Basic net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with ASC No. 260, "Earnings per Share".

The total number of options excluded from the calculation of the diluted net loss per share, because they had anti-dilutive effect, for the years ended December 31, 2019 and 2020, were  2,390,667 and 2,370,667, respectively.

m.	Concentrations of credit risks:

Financial instruments that potentially subject the Company to credit risk consist of cash, cash equivalents and short-term bank deposits.

Cash and cash equivalents are invested in major banks in Israel and the U.S., mainly in U.S. dollars. The significant majority of the Company's cash and cash equivalents is invested in one bank in the United States. Such funds in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the institutions in which the Company invests and the financial institutions that hold the Company's investments are of investment-grade level, and, accordingly, commercially acceptable credit risk exists with respect to these investments.

The Company has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

n.	Treasury shares:

Ordinary shares held by the Company are recognized at cost of purchase and presented as a deduction from equity. The Company has not repurchased Ordinary shares in  2019 or 2020.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Leases:

In February 2016, the FASB established Topic 842, Leases, by issuing Accounting Standards Update (ASU) No. 2016-02. The guidance establishes a right-of-use ("ROU") model that requires a lessee to recognize an ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. The lessee determines if an arrangement is or contains a lease at contract inception.

A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. The Company adopted the new accounting standard ASC 842 "Leases" and all the related amendments on January 1, 2019 and used the effective date as the Company’s date of initial application.

ROU assets represent the lessee’s right to use an underlying asset for the lease term and lease liabilities represent the lessee’s obligation to make lease payments arising from the lease. Leases are classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. Until it expired at the end of 2019, the Company's lease was an operating lease. See note 5d below

The new standard provides a number of optional practical expedients in transition. The Company chose to apply the following permitted practical expedient in which a short-term lease recognition exemption for all leases with a term shorter than 12 months. This means that, for those leases, the Company does not recognize ROU assets or lease liabilities but recognizes lease expenses over the lease term on a straight-line basis.

Prior to the adoption of the new lease standard, the Company's lease consisted of real estate for use in its operations, which was classified as an operating lease.

p.	Employee benefits - Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an expense in profit or loss in the periods during which related services are rendered by employees.

The Company’s employees have signed on Section 14 of the Israeli Severance Pay law – 1963, pursuant to which the Company’s regular deposits with pension and severance pay funds release it from any further severance liability to the employees. the amounts deposited in the pension and severance pay funds are not reflected in the financial statements as they are not under the Company's ownership or control.

q.	Liabilities for loss contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:	ACCOUNTS RECEIVABLE

	December 31,
	2019	2020

Prepaid expenses	23	42
Interest receivable	9	-
Tax authorities	1	12
Other	7	3

	$40	$57

NOTE 4:-	PROPERTY AND EQUIPMENT, NET

Cost	Office equipment	Laboratory equipment	Total
01/01/19	15	300	315
Additions	2	0	2
Disposals	(17)	(196)	(213)
31/12/19	0	104	104
Additions	0	0	0
Disposals	0	(104)	(104)
31/12/20	0	0	0

Accumulated Depreciation
01/01/19	3	212	215
Additions	2	30	32
Disposals	(5)	(164)	(169)
31/12/19	0	78	78
Additions	0	0	0
Disposals	0	(78)	(78)
31/12/20	0	0	0

Net book value 31/12/2020	0	0	0
Net book value 31/12/2019	0	26	26

Depreciation expenses for the years ended December 31, 2019 and 2020 were $32 and $0, respectively.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Directors and officers indemnification agreements:

The Company, from time to time, has entered into indemnification agreements with its directors and officers, in which the Company undertakes to indemnify them, to the fullest extent permitted by law, for acts taken or omitted by them in their respective capacities as directors or officers of the Company. Pursuant to these agreements, the obligations of the Company remain in effect even after the termination of the directors' and officers' services to or employment with the Company.

b.	Litigation:

The Company is currently not party to any legal proceedings.

c.	Research and development agreements:

The Company, as part of its business activities to support early stage development projects in the biotechnology area, signed in December 2014 an agreement with Yeda Research and Development Company Ltd. ("Yeda") for the development by the academic center of new antibodies originating from specified research at the academic center addressing identified targets of cancer immune modulators. Under the agreement, the Company undertook a funding obligation of further research at the academic center for the development of certain antibodies in pre-clinical selection and trials which may have high selectivity and binding qualities towards cancer immune modulators. If elected to be pursued, significant additional development and clinical trials will be required to promote selected antibodies as therapeutic candidates for immune modulation in cancer treatment.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Pursuant to the agreement, the Company alone or through sub-licensees, has the right to obtain the research results and to pursue further development through commercialization. The license consideration due from the Company to Yeda includes royalties from net sales, sub-license fees and fixed fees linked to clinical and commercial sales milestones. From the end of 2015, the agreement with Yeda was extended for additional years to cover and to address additional targets for cancer immune modulators, until 2018. Under the agreement, the Company provided funding in a total amount of $75 in 2018. No funding was made in 2019 and 2020, and there is no obligation for further funding after 2020.

The Company used third party services in its research and development activities. The consideration due from the Company for such services includes future considerations which are linked to clinical and commercial milestones of drug-candidates derived from such services.

d.	Lease agreements

The Company entered into a lease agreement in the end of 2015, effective January 1, 2016.  Under the agreement the Company rented offices and lab at the Kiryat Weizmann Science Park in Ness Ziona, Israel. It was extended through 2019. The agreement was terminated as of December 31, 2019 and the Company has no lease commitment. The total gross lease payments in 2019 were approximately $150. There were no lease payments in 2020.

NOTE 6:-	SHAREHOLDERS' EQUITY

a.	Ordinary shares:

The Ordinary shares confer upon the holders the right to receive notice to participate and vote in general meetings of the Company and the right to receive dividends, if declared.

b.	Stock option plans:

1.	Under the Company's stock option plan (as amended in December 2007) ("the Plan"), shares and options to purchase shares may be granted to employees, officers, consultants and directors of the Company.

2.
In January 2019 the Company granted to each of four out of five directors, options to purchase 20,000 Ordinary shares. The options have a term of seven years and vest over a period of three years, one-third on the first anniversary of the date of grant and the balance in eight equal three-month installments thereafter. No options were granted in 2020. As of December 31, 2019 and 2020, an aggregate of 3,000,000 Ordinary shares of the Company were reserved for issuance under the plan.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	SHAREHOLDERS' EQUITY (Cont.)

3.
Options granted generally become fully exercisable after two to four years and expire no later than 10 years from the approval date of the option plan under terms of grant. Any option forfeited or cancelled before expiration become available for future grants.

The following is a summary of the Company's stock options transactions in 2020:

	Amount	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value

Options outstanding at beginning of year	2,390,667	$0.98	5.04	-
Forfeited	(20,000)	$-	-	-

Options outstanding at end of year	2,370,667	$0.98	4.00	13,474

Options exercisable at end of year	2,337,335	$0.98	4.00	12,800

The total stock-based compensation expenses recognized in General and administrative expenses for the years ended December 31, 2020 and 2019 were $3 and $4, respectively.

c.	Shareholder bonus rights plan:

On September 12, 2005, the Company's Board of Directors adopted a Shareholder Bonus Rights Plan (the "Rights Plan") pursuant to which share purchase bonus rights (the "Rights") were distributed on September 26, 2005, at the rate of one Right for each of the Company's Ordinary shares held by shareholders of record as of the close of business on that date.

The Rights Plan is intended to help ensure that all of the Company's shareholders are able to realize the long-term value of their investment in the Company in the event of a potential takeover which does not reflect the full value of the Company and is otherwise not in the best interests of the Company and its shareholders. The Rights Plan is also intended to deter unfair or coercive takeover tactics.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	SHAREHOLDERS' EQUITY (Cont.)

Each Right will entitle shareholders to buy one-half of one of the Company's Ordinary shares. The Rights generally will be exercisable and transferable apart from the Company's Ordinary shares only if a person or group becomes an "Acquiring Person" by acquiring beneficial ownership of 15% or more of the Company's Ordinary shares, subject to certain exceptions set forth in the Rights Plan, or commences a tender or exchange offer upon consummation of which such person or group would become an Acquiring Person. Subject to certain conditions described in the Rights Plan, once the Rights become exercisable, the holders of Rights, other than the Acquiring Person, will be entitled to purchase Ordinary shares at a 50% discount from the market price.

On April, 2015, the board of directors extended the term of the Rights Plan through December 31, 2025. It also allowed for the Company to unilaterally exchange the rights for shares at a ratio of 1:1 and to make such other adjustments as may be deemed advisable by counsel. The Rights are generally redeemable by the Company's Board of Directors, at $ 0.003 per Right, at any time until the tenth business day following public disclosure that a person or group has become an "Acquiring Person".

NOTE 7:-	TAXES ON INCOME

a.	Corporate tax rates:

The tax rates relevant to the Company in the years 2019-2020 was 23%.

b.	Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2019	2020
Deferred tax assets:
Net operating loss and capital loss carry forward	$39,151	$42,547
Valuation allowance	(39,151)	(42,547)

Net deferred tax asset	$-	$-

Management currently believes that since the Company has a history of losses, it is more likely than not that the deferred tax assets regarding the loss carry-forward will not be realized in the foreseeable future.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	TAXES ON INCOME (Cont.)

c.	Net operating losses carry-forward:

The Company has accumulated operating losses for tax purposes as of December 31, 2020 in the amount of approximately $41,900 (denominated in NIS), which may be carried forward and offset against taxable income in the future for an indefinite period.

The Company has accumulated capital losses of approximately $143,050 (denominated in NIS), which may be carried forward and offset against capital gains.

d.	The main reconciling item from the statutory tax rate of the Company to the effective tax rate are valuation allowances provided for deferred tax assets.

e.	Tax reports filed by the Company in Israel through the year ended December 31, 2015 are considered final.

f.	As of December 31, 2019 and 2020, the Company did not have any unrecognized tax benefits.

NOTE 8:-	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

a.	Current liabilities:

	December 31,
	2019	2020

Director fees	$44	$26
Trade payables and Accrued expenses	119	136
Employees and payroll-related accruals	37	31

	$200	$193

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (Cont.)

b.	Financial income, net

	Year ended December 31,
	2019	2020

Financial expenses:

Exchange rate differences and other	$-	$(2)

	-	(2)
Financial income:
Exchange rate differences and other	1	6
Interest income	93	31

	94	37

	$94	$35

NOTE 9:-	SUBSEQUENT EVENTS

On March 2021 the Company announced that after exploring avenues to advance the Company’s immune oncology antibody program with third parties and after exploring numerous potential business combinations with operating companies in various fields, its Board of Directors has concluded that it would be in the best interests of the shareholders to wind up its activities and distribute its cash balance, net of liabilities and expenses incurred in a process of a voluntary liquidation, to the shareholders. Accordingly, the Company will convene a sharholders meeting to approve a voluntary liquidation.